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Exhibit 99.37

News Release
November 28, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE FILES THIRD QUARTER FINANCIALS
AND UPDATES LEGAL MATTERS

    Carpinteria, California—November 28, 2000—Turbodyne Technologies, Inc., (EASDAQ: TRBD) announced that on November 20, 2000 it filed its financial reports for the third quarter ended September 30, 2000.

    In December 1999, Turbodyne sold substantially all of the assets of Pacific Baja pursuant to an order of the U.S. Bankruptcy Court. Pacific Baja accounted for substantially all of Turbodyne's sales on a consolidated basis for the twelve months ended December 31, 1999. Turbodyne's results of operations for the three-month and nine-month periods ended September 30, 2000 and 1999 are reported without Pacific Baja's results of operations for comparative periods.

Third Quarter Filing

    Net sales for the nine months ended September 30, 2000 decreased to $454,000 from $720,000 for the comparative 1999 period, a decrease of $266,000 or 36.94%, and for the three months ended September 30, 2000 decreased to $5,000 from $292,000 for the comparative 1999 period, a decrease of $287,000 or 98.29%. Sales for the three months ended September 30, 2000 consisted of consulting services, and consequently there was no associated cost of goods sold. This decrease in sales is a result of the transfer of sales and marketing to Honeywell International, Inc. Turbocharging Systems pursuant to the terms of the January 1999 Joint Development agreements. In addition, there have been no sales of the Turbopac™ in the third quarter 2000.

    Gross profit for the nine months ended September 30, 2000 decreased to a negative $92,000 or a 120.26% loss of sales from $436,000, or 60.55% of sales for the comparative 1999 period, a decrease of $344,000, or 78.90%; and for the three months ended September 30, 2000 decreased to $5,000 from a profit of $360,000 for the comparative 1999 period, a decrease of $355,000 or 98.61%. This decrease in gross profit is the result of increased cost or goods sold, attributable to fixed costs that were allocated against higher quarterly sales in 1999 and now represent a higher per unit cost.

    Net loss for the nine months ended September 30, 2000 was $10,444,000 compared to $10,014,000 for the comparative 1999 period, an increase of $430,000 or 4.29% and for the three months ended September 30, 2000 increased to $5,300,000 from $2,387,000 for the comparative 1999 period, an increase of $2,913,000 or 122.03%. $2,440,000 of the 2000 net loss is from the repricing of options.

Legal Updates

    William Woollenweber, a former consultant to Turbodyne, filed suit on September 14, 2000, claiming that the company owes him fees for services rendered and for the purchase of intellectual property in the amount of approximately $106,000 plus interest, fees and costs. Turbodyne was served on November 8, 2000, and expects to timely answer the complaint.

    In another litigation, Heartland v. Turbodyne, a service provider filed for arbitration against Turbodyne on May 8, 2000 for the balance of its claim, after having its original claim adjudicated by the Bankruptcy Court. An arbitrator has declined to hear the jurisdictional issue and has sent the parties back to either the Bankruptcy Court or the Superior Court to decide the jurisdictional question. The Company's position is that the bankruptcy court's decision is final and that the matter has been adjudicated.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies, Inc.'s headquarters is located in Carpenteria, California; the European business location is Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (800) 566-1130
Markus Kumbrink—Investor Relations at Frankfurt: +49-69-69-76-73-13

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TURBODYNE FILES THIRD QUARTER FINANCIALS AND UPDATES LEGAL MATTERS
  Third Quarter Filing
  Legal Updates